BANCO ITAU S.A.
CNPJ - 60.701.190/0001-04                              A Publicly Listed Company

                           ANNOUNCEMENT TO THE MARKET

                             NOTICE TO SHAREHOLDERS

                       DISTRIBUTION OF INTEREST ON CAPITAL
             TO COMPLEMENT THAT DISTRIBUTED IN FISCAL YEAR 2002, AND
                  INCREASE IN THE AMOUNT OF INTEREST ON CAPITAL
                  ---------------------------------------------

         We inform shareholders that the Administrative Council, in a meeting held on March 10 2003, decided:

1) to increase, from R$ 0,10 to R$ 0,13 per thousand shares, the interest on capital to be paid monthly, from May 2 2003 onwards, based on shareholdings as of March 31 2003, taxed exclusively with 15% income tax withheld at source, except for those shareholders proven to be immune or exempt, resulting in net interest of R$ 0,1105 per thousand shares;

2) to declare, to be paid on March 28 2003, interest on capital complementary to that paid for fiscal year 2002, in the amount of R$ 2,38 per thousand shares, with 15% income tax to be withheld at source, resulting in net interest of R$ 2,0230 per thousand shares, except for those shareholders proven to be immune or exempt, based on shareholdings as of March 21 2003, with the result that, from March 24 2003 onwards, these shares will be traded on the stock exchanges "ex" this interest on capital;

3) to pay, also on March 28 2003, the complementary interest on capital declared by this council, in a meeting held on December 13 2002, in the amount of R$ 2,85 per thousand shares, with 15% income tax to be withheld at source, resulting in net interest of R$ 2,4225 per thousand shares, except for shareholders proven to be immune or exempt; the individual allocation of this interest was done on December 30 2002, based on each shareholder's position as of December 30 2002, as has already been made public.

                          Sao Paulo-SP, March 10 2003.

                                 BANCO ITAU S.A.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director